Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

SUPPLEMENT TO JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS

T-Mobile US, Inc. (“T-Mobile”) and Sprint Corporation (“Sprint”) are making certain supplemental disclosures to their joint consent solicitation statement/prospectus dated October 29, 2018 (the “Joint Consent Solicitation Statement/Prospectus”) relating to the business combination agreement (as it may be amended or supplemented from time to time, the “business combination agreement”), pursuant to which T-Mobile and Sprint agreed to combine their respective businesses (the “merger transactions”), which was filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2018. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Joint Consent Solicitation Statement/Prospectus.

As disclosed in the Joint Consent Solicitation Statement/Prospectus, on October 9, 2018, October 18, 2018, and October 24, 2018, three purported stockholders of Sprint commenced actions, captioned Klein v. Sprint Corporation et al., No. 1:18-cv-01551-UNA (D. Del.), Muehlgay v. Sprint Corporation et al., No. 1:18-cv-01622-UNA (D. Del.), and Binns Blount v. Sprint Corporation et al., No. 1:18-cv-01661-UNA (D. Del.), in the United States District Court for the District of Delaware. The complaints name Sprint and the members of the Sprint board of directors as defendants. The complaints assert claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger transactions made in the Joint Consent Solicitation Statement/Prospectus. The complaints seek, among other relief, an injunction preventing the parties from consummating the merger transactions, damages in the event the merger transactions are consummated, and the award of attorneys’ fees. T-Mobile and Sprint believe the claims asserted in the lawsuits are without merit. On October 29, 2018, the plaintiff in the Binns Blount action filed a notice voluntarily dismissing her complaint without prejudice.

T-Mobile and Sprint believe that no further disclosure is required to supplement the Joint Consent Solicitation Statement/Prospectus under applicable laws. However, to minimize the expense and distraction of defending such actions, Sprint and the other defendants have reached an agreement with the plaintiffs in the Klein and Muehlgay actions to resolve all claims by such plaintiffs against Sprint and the other defendants. Pursuant to this agreement, plaintiffs in the Klein and Muehlgay actions have agreed to dismiss their complaints with prejudice as to themselves. In exchange for dismissal of the complaints by plaintiffs, T-Mobile and Sprint have agreed to provide additional disclosures related to the merger transactions, which are set forth below, supplementing the disclosures in the Joint Consent Solicitation Statement/Prospectus. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. Counsel for plaintiffs have reserved the right to seek an award of attorneys’ fees and expenses from the court after dismissal. Sprint reserves the right to oppose any application for an award of fees and expenses.

The Joint Consent Solicitation Statement/Prospectus is amended and supplemented by, and should be read in conjunction with, the supplemental disclosures set forth below. Stockholders are encouraged to read carefully the supplemental disclosures set forth below, the Joint Consent Solicitation Statement/Prospectus, the annexes and exhibits to the Joint Consent Solicitation Statement/Prospectus, and the documents incorporated by reference into the Joint Consent Solicitation Statement/Prospectus.

Supplemental Disclosures

The following disclosure replaces the second paragraph on page 67 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

The business combination agreement provides that, except as described below, each warrant to purchase shares of Sprint common stock outstanding immediately prior to the effective time (which we refer to as a “Sprint warrant”) and all rights in respect thereof will automatically be canceled and retired and will cease to exist, and no consideration will be payable of such Sprint warrant. However, the warrant to purchase 7,288,630 shares of Sprint common stock issued by Sprint to a non-affiliate of Sprint on May 16, 2016 (which we refer to as the “specified Sprint warrant”) will be assumed by T-Mobile in connection with the transactions contemplated by the business combination agreement, unless exercised prior to the closing. The holder of the specified Sprint warrant was not involved in the negotiation of the merger transactions. As of April 29, 2018, a warrant to purchase 54,579,924 shares of Sprint common stock issued by Sprint to Starburst on July 10, 2013 (which we refer to as the “SoftBank Sprint warrant”) was outstanding. On July 10, 2018, Starburst exercised the SoftBank Sprint warrant and received 54,579,924 shares of Sprint common stock at a purchase price of $5.25 per share.

The following disclosure replaces the third paragraph on page 70 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

In late June 2017, SoftBank, Sprint, Company A and a public company that we refer to as “Company B” entered into a nondisclosure agreement in connection with discussions of a potential strategic transaction. In July 2017, SoftBank and Shareholder X entered into a nondisclosure agreement in connection with discussions of a possible business combination between Sprint and Company A, and Sprint subsequently became a party to such nondisclosure agreement. These nondisclosure agreements did not include any “standstill” provisions that prevented Company A, Company B, or Shareholder X from making a competing offer to merge with Sprint.

The following disclosure replaces the sixth full paragraph on page 73 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

During the period from November 2017 to February 2018, representatives of Sprint and Raine (acting at the direction of Sprint), on the one hand, and representatives of a public company that we refer to as “Company C”, on the other hand, met from time to time to discuss a possible business combination between Sprint and Company C, and in December 2017, Sprint and Company C entered into a nondisclosure agreement in connection with these discussions. This nondisclosure agreement did not include any “standstill” provisions that prevented Company C from making a competing offer to merge with Sprint.

The following disclosure replaces the second paragraph on page 132 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Raine performed a discounted cash flow analysis of Sprint’s projected unlevered free cash flows based on the Sprint management Sprint forecasts and the adjusted Sprint management Sprint forecasts for the calendar years 2018 through 2022. Raine calculated the discounted cash flow value per share of Sprint common stock using Sprint discount rates ranging from 7.00% to 8.00%, reflecting estimates of Sprint’s weighted average cost of capital in both scenarios. Sprint’s weighted average cost of capital was estimated by reference to models reflecting certain financial metrics, including betas, and the weighted average of Sprint’s cost of equity and blended cost of debt. Raine calculated implied prices per share of Sprint common stock using terminal values based on assumed perpetuity growth rates ranging from 0.0% to 1.00% (which range was selected based on guidance from Sprint management and Raine’s professional judgment and experience), which terminal values implied multiples of terminal 2022E EBITDA less stock-based compensation (which we refer to in this section entitled “—Opinion of Raine” as “adjusted EBITDA”) less handset depreciation of 5.8x to 7.8x for the Sprint management Sprint forecasts and 5.2x to 6.9x for the adjusted Sprint management Sprint forecasts. These terminal values were then discounted to net present value using the discount rates noted above. This analysis resulted in a range of present values of $6.52 to $10.96 per share of Sprint common stock for the Sprint management Sprint forecasts and a range of present values of $2.45 to $5.75 per share of Sprint common stock for the adjusted Sprint management Sprint forecasts.

The following disclosure replaces the table on pages 133 through 134 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Announcement Date	Target	Acquirer	Multiple
September 2, 2013	Verizon Wireless	Verizon Communications Inc.	9.4x

July 12, 2013	Leap Wireless International, Inc.	AT&T Inc.	7.5x

October 15, 2012	Sprint Nextel Corporation	SoftBank Corp.	6.8x / 7.3x	(1)

October 3, 2012	MetroPCS Communications, Inc.	T-Mobile USA, Inc.	5.5x

March 20, 2011*	T-Mobile USA, Inc.	AT&T Inc.	7.1x

November 7, 2008	Centennial Communications Corp.	AT&T Inc.	7.2x

June 5, 2008	Alltel Corporation	Verizon Wireless	8.9x

(1)	Two metrics represent exclusion and inclusion of the convertible bond for the calculation of the implied purchase price.
*	Transaction not ultimately consummated.

The following disclosure replaces the third full paragraph on page 135 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Raine performed a discounted cash flow analysis of T-Mobile’s projected unlevered free cash flows based on the T-Mobile management T-Mobile forecasts for the calendar years 2018 through 2022. Raine calculated the discounted cash flow value per share of T-Mobile common stock using discount rates ranging from 6.50% to 7.50%, reflecting estimates of T-Mobile’s weighted average cost of capital. Raine calculated implied prices per share of T-Mobile common stock using terminal values based on assumed perpetuity growth rates ranging from 0.0% to 1.00% (which range was selected based on guidance from Sprint management and deemed to be reasonable based on Raine’s professional judgment and experience), which terminal values implied multiples of terminal 2022E adjusted EBITDA less handset depreciation of 5.6x to 7.7x. These terminal values were then discounted to net present value using the discount rates noted above. This analysis resulted in a range of present values of $46.04 to $72.17 per share of T-Mobile common stock.

The following disclosure replaces the fourth full paragraph on page 136 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Raine performed a discounted cash flow analysis of the combined company based on the Sprint management Sprint forecasts, the adjusted Sprint management Sprint forecasts, the T-Mobile management T-Mobile forecasts and the estimated synergies. Raine calculated the discounted cash flow value of Sprint using discount rates under both scenarios ranging from 7.00% to 8.00%, reflecting estimates of Sprint’s weighted average cost of capital, and the discounted cash flow values of T-Mobile and the range of net present values of approximately $53.1 to $76.4 billion of the estimated synergies (net of any costs to achieve the estimated synergies) using discount rates ranging from 6.50% to 7.50%, reflecting estimates of T-Mobile’s and the combined company’s weighted average cost of capital. Raine then calculated implied prices of the per share of the combined company by combining the per share present value of the T-Mobile common stock plus estimated synergies with the per share values of the Sprint common stock pursuant to the standalone discounted cash flow analyses under the Sprint management Sprint forecasts and the adjusted Sprint management Sprint forecasts relative to the exchange ratio (as a ratio of shares of T-Mobile common stock to shares of Sprint common stock in the combined company), on assumed perpetuity growth rates ranging from 0.0% to 1.00% (which range was selected based on guidance from Sprint management and deemed to be reasonable based on Raine’s professional judgment and experience). This analysis resulted in a range of present values of $9.53 to $14.64 per share of Sprint common stock for the Sprint management Sprint forecasts and a range of present values of $8.20 to $12.91 per share of Sprint common stock for the adjusted Sprint management Sprint forecasts.

The following disclosure replaces the second table on page 142 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

FV/2018E Adj. Cash EBITDA(1)
Sprint
Sprint Wall Street Consensus Estimates(2)	7.3x
Sprint Management Sprint Forecasts	7.5x
Adjusted Sprint Management Sprint Forecasts	7.5x
T-Mobile
T-Mobile Wall Street Consensus Estimates(2)	7.5x
T-Mobile Management T-Mobile Forecasts	7.9x

(1)

The amounts used for Sprint and T-Mobile “2018E Adj. Cash EBITDA” to arrive at the implied multiple are the estimates listed for “EBITDA” below in the section titled T-Mobile Unaudited Prospective Financial Information and Sprint Unaudited Prospective Financial Information minus depreciation expense associated with leased handsets.

(2)	For reference only.

The following disclosure replaces the third paragraph on page 143 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

J.P. Morgan calculated the present value of unlevered free cash flows for Sprint for the calendar years 2018 through 2022 using unlevered free cash flows that were based on the Sprint management Sprint forecasts for such calendar years and the adjusted Sprint management Sprint forecasts for such calendar years and were reviewed and approved by Sprint management for use by J.P. Morgan in connection with its financial analyses and in rendering its fairness opinion. J.P. Morgan also calculated a range of terminal values for Sprint at December 31, 2022 by applying, based on assumptions provided by the management of Sprint, a terminal growth rate ranging from 0.00% to 1.00% to the unlevered free cash flows of Sprint for calendar year 2022, which were adjusted by the management of Sprint to create a normalized period as the starting point for the application of the terminal growth rate. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 6.50% to 7.50%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for Sprint, taking into account macro-economic assumptions, estimates of risk, Sprint’s capital structure and other appropriate factors. These present values, when added together, resulted in an implied firm value for Sprint. To calculate an estimated equity value per share of Sprint common stock, J.P. Morgan then adjusted the implied firm value for cash, debt and minority interest value of Sprint as of March 31, 2018 and, at the direction of the management of Sprint, to include the present value, calculated using the same range of discount rates, of certain net operating losses (which we refer to in this section entitled “—Opinion of J.P. Morgan” as the “NOLs”) that are expected to be utilized to offset future taxable income in accordance with an NOL utilization schedule prepared by the management of Sprint, which present value was approximately $4.4 billion under both the Sprint management Sprint forecasts and the adjusted Sprint management Sprint forecasts, in each case, using a 7.00% discount rate. The resulting implied equity value was then divided by the fully diluted number of shares of Sprint common stock outstanding as of April 25, 2018.

The following disclosure replaces the first table on page 144 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Announcement Date	Target	Acquirer	Multiple
June 5, 2008	Alltel Corporation	Verizon Communications Inc.	8.9x

November 7, 2008	Centennial Communications Corp.	AT&T Inc.	7.2x

March 20, 2011	T-Mobile	AT&T Inc.(1)	7.1x

April 15, 2013	MetroPCS Communications, Inc.	T-Mobile	5.5x

June 10, 2013	Sprint	SoftBank	8.1x

July 12, 2013	Leap Wireless International, Inc.	AT&T Inc.	7.5x

September 2, 2013	Vodafone Group plc	Verizon Communications Inc.	9.4x

(1)	This transaction was not completed.

The following disclosure replaces the second table on page 146 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

FV/2018E Adj. Cash EBITDA(1)
Sprint
Sprint Wall Street Consensus Estimates(2)	7.3x
Sprint Management Sprint Forecasts	7.5x
Adjusted Sprint Management Sprint Forecasts	7.5x
T-Mobile
T-Mobile Wall Street Consensus Estimates(2)	7.5x
T-Mobile Management T-Mobile Forecasts	7.9x

(1)

The amounts used for Sprint and T-Mobile “2018E Adj. Cash EBITDA” to arrive at the implied multiple are the estimates listed for “EBITDA” below in the section titled T-Mobile Unaudited Prospective Financial Information and Sprint Unaudited Prospective Financial Information minus depreciation expense associated with leased handsets.

(2)	For reference only.

The following disclosure replaces the first paragraph on page 147 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

J.P. Morgan calculated the present value of unlevered free cash flows for T-Mobile for the calendar years 2018 through 2022 using unlevered free cash flows that were based on the T-Mobile management T-Mobile forecasts for such calendar years and were reviewed and approved by Sprint management for use by J.P. Morgan in connection with its financial analyses and in rendering its fairness opinion. J.P. Morgan also calculated a range of terminal values for T-Mobile at December 31, 2022 by applying, based on assumptions provided by the management of Sprint, a terminal growth rate ranging from 0.00% to 1.00% to the unlevered free cash flows of T-Mobile for calendar year 2022, which were adjusted by the management of Sprint to create a normalized period as the starting point for the application of the terminal growth rate. J.P. Morgan’s use of the 0.00% to 1.00% terminal growth rate range was reviewed and approved by Sprint management for use by J.P. Morgan in connection with its financial analyses and in rendering its fairness opinion. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 6.50% to 7.50%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for T-Mobile. These present values, when added together, resulted in an implied firm value for T-Mobile. To calculate an estimated equity value per share of T-Mobile common stock, J.P. Morgan then adjusted the implied firm value for cash, debt and minority interest value of T-Mobile as of March 31, 2018 and, at the direction of the management of Sprint, to include the present value, calculated using the same range of discount rates, of certain NOLs that are expected to be utilized to offset future taxable income in accordance with an NOL utilization schedule prepared by the management of T-Mobile, which present value was approximately $1.3 billion using a 7.00% discount rate. The resulting implied equity value was then divided by the fully diluted number of shares of T-Mobile common stock outstanding as of April 25, 2018.

The following disclosure replaces the second paragraph on page 157 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Financial data of Sprint was based on the Sprint management Sprint forecasts and the adjusted Sprint management Sprint forecasts. The terminal value of Sprint at the end of the forecast period was estimated by using perpetuity growth rates ranging from (1) 1.0% to 2.0% based on the Sprint management Sprint forecasts and (2) 0.75% to 1.75% based on the adjusted Sprint management Sprint forecasts. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 7.25% to 8.25%. This range of discount rates was determined based on Centerview’s analysis of Sprint’s weighted average cost of capital, determined using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury securities, levered and unlevered betas for comparable group companies, market risk premia, tax rates, and yields on Sprint debt securities and utilized mid-year convention. Based on its analysis, Centerview calculated a range of implied values per share of Sprint’s common stock, rounded to the nearest $0.05, of (a) $8.00 to $13.55 based on the Sprint management Sprint forecasts and (b) $3.35 to $7.15 based on the adjusted Sprint management Sprint forecasts.

The following disclosure replaces the fourth paragraph on page 157 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Financial data of T-Mobile was based on the T-Mobile management T-Mobile forecasts for the calendar years ending December 31, 2018 through December 31, 2022. The terminal value of T-Mobile at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.0% to 2.0%, estimated by Centerview utilizing its professional judgment and experience, taking into account the T-Mobile forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 6.50% to 7.50%. This range of discount rates was determined based on Centerview’s analysis of T-Mobile’s weighted average cost of capital and utilized mid-year convention. Based on its analysis, Centerview calculated a range of implied values per share of T-Mobile’s common stock, rounded to the nearest $0.05, of $56.65 to $93.05.

The following disclosure replaces the second bullet point on page 158 of the Joint Consent Solicitation Statement/Prospectus that continues onto page 159. The modified text is underlined below:

•

Analyst Price Targets Analysis. Centerview reviewed stock price targets for shares of Sprint’s common stock in Wall Street research analyst reports publicly available as of April 27, 2018, which indicated the latest available low and high stock price targets for shares of Sprint’s common stock ranging from $4.50 to $7.00 per share, excluding outliers and brokers with price targets that explicitly reflect the impact of speculation of a transaction with T-Mobile. Centerview also reviewed stock price targets for shares of T-Mobile’s common stock in Wall Street research analyst reports publicly available as of April 27, 2018, which indicated the latest available low and high stock price targets for shares of T-Mobile’s common stock ranging from $65.00 to $82.00 per share, excluding outliers. For Sprint, Centerview considered 21 total analyst price targets. Of those 21, two were excluded because they explicitly reflect the impact of a T-Mobile merger and two (reflecting price targets of $2.00 and $3.00) were excluded as outliers. For T-Mobile, Centerview considered 25 total analyst price targets. Of those 25, two were excluded because they explicitly reflect the impact of a Sprint merger and one (reflecting a price target of $45.00) was excluded as an outlier. Centerview then calculated the ratio of such low stock price target for shares of Sprint’s common stock to such high stock price target for shares of T-Mobile’s common stock and the ratio of such high stock price target for shares of Sprint’s common stock to such low stock price target for shares of T-Mobile’s common stock to derive an implied exchange ratio range of 0.05488x to 0.10769x. Centerview then compared this implied exchange ratio range to the exchange ratio pursuant to the business combination agreement.

The following disclosure replaces the third paragraph beginning on page 165 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

Because the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Sprint stockholders and T-Mobile stockholders are urged to review the SEC filings of Sprint incorporated by reference into this joint consent solicitation statement/prospectus for a description of risk factors with respect to the business of Sprint. See “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information of Sprint was not prepared with a view toward public disclosure and was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The unaudited prospective financial information presented below as the Sprint management Sprint forecasts and the adjusted Sprint management Sprint forecasts was prepared by Sprint’s management and is the responsibility of Sprint’s management. In connection with its preparation of the unaudited prospective financial information discussed herein, Sprint management did not generate estimates for every metric or line item that would appear in Sprint’s audited financial statements. Neither the independent registered public accounting firm of Sprint nor any other independent accountant has audited, reviewed, compiled, examined or applied agreed-upon procedures with respect to the unaudited prospective financial information, and accordingly, neither the independent registered public accounting firm of Sprint nor any other independent accountant expresses any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information. The report of the independent registered public accounting firm of Sprint contained in Sprint’s Annual Report on Form 10-K for the year ended March 31, 2018, which is incorporated by reference into this joint consent solicitation statement/prospectus, relates to Sprint’s previously issued financial statements. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not necessarily reflect Sprint’s current estimates and does not take into account any circumstances or events occurring after the date it was prepared, and some or all of the assumptions.

The following disclosure replaces the fourth full paragraph on page 191 of the Joint Consent Solicitation Statement/Prospectus. The modified text is underlined below:

The business combination agreement provides that, except as described below, each Sprint warrant and all rights in respect thereof will automatically be canceled and retired and will cease to exist, and no consideration will be payable in respect of such Sprint warrant. However, the specified Sprint warrant will be assumed by T-Mobile in connection with the transactions contemplated by the business combination agreement, unless exercised prior to the closing. The holder of the specified Sprint warrant was not involved in the negotiation of the merger transactions. As of April 29, 2018, the SoftBank Sprint warrant was outstanding. On July 10, 2018, Starburst exercised the SoftBank Sprint warrant and received 54,579,924 shares of Sprint common stock at a purchase price of $5.25 per share.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.